UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2004

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Information furnished in this report:

A revised translation of the Description of New Shares attached to the press release, dated September 10, 2004, regarding Mitsubishi Tokyo Financial Group’s Cooperation in Strengthening of UFJ Group’s Capital, furnished on Form 6-K on September 10, 2004.

I. DESCRIPTION OF NEW SHARES

1. Name of newly issued shares

Class E Preferred Shares Series 1 of UFJ Bank Limited (the “Class E Preferred Shares Series 1”)

2. Number of shares to be issued

3,500,000,000 shares

3. Issue price and amount to be credited to stated capital

(1)	Issue Price

200 yen per share

(2)	Amount to be credited to stated capital

100 yen per share

4. Aggregate issue price and aggregate amount to be credited to stated capital

(1)	Aggregate issue price

700 billion yen

(2)	Aggregate amount to be credited to stated capital

350 billion yen

5. Deadline for application for subscription

September 29, 2004 (Wednesday)

6. Deadline for payment

September 29, 2004 (Wednesday)

(The date upon which payment occurs is hereafter referred to as the “Payment Date.”)

7. Date from which dividends are calculated

The day following the Payment Date referred to in Item 6 above

8. Method of issuance

All shares will be allotted to Mitsubishi Tokyo Financial Group, Inc. by way of a third party allocation.

9. Terms of the Class E Preferred Shares Series 1

(1)	Preferred dividends

(a)	Preferred dividends

In the event that UFJ Bank pays dividends, UFJ Bank shall, prior to any distribution to holders of its shares of common stock (“Common Shareholders”) or registered pledgees who hold pledges on its shares of common stock (“Common Share Pledgees”), pay dividends in the amount of 14 yen per share (the “Class E Series 1 Preferred Dividends”), less any amount of the Class E Series 1 Interim Preferred Dividends (as defined in Item (2) below) if paid in the relevant fiscal year ending March 31, to holders of the Class E Preferred Shares Series 1 (the “Class E Series 1 Preferred Shareholders”) or registered pledgees who hold pledges on the Class E Preferred Shares Series 1 (the “Class E Series 1 Preferred Share Pledgees”). Notwithstanding the foregoing, the amount of the Class E Series 1 Preferred Dividends shall be 7 yen per share for the period starting from the day following the Payment Date and ending March 31, 2005.

(b)	Non-cumulative

If the amount paid to the Class E Series 1 Preferred Shareholders and the Class E Series 1 Preferred Share Pledgees as dividends on the Class E Preferred Shares Series 1 in any fiscal year is less than the amount of the Class E Series 1 Preferred Dividends, the shortfall shall not be added to the dividends paid in subsequent fiscal years.

(c)	No right of participation in further dividends

No dividends shall be paid to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees except the Class E Series 1 Preferred Dividends.

(2)	Interim preferred dividends

In the event that UFJ Bank pays interim dividends, UFJ Bank shall, prior to any distribution to Common Shareholders or Common Share Pledgees, pay interim dividends in an amount equal to one-half of the Class E Series 1 Preferred Dividend per share (the “Class E Series 1 Interim Preferred Dividends”) to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees.

(3)	Liquidation rights

(a)	Liquidation rights

In the event the assets of UFJ Bank are distributed upon liquidation, the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees shall be entitled to receive 200 yen per Class E Series 1 Preferred Share, prior to any distribution to Common Shareholders or Common Share Pledgees.

(b)	No right of participation in any further remaining assets

No assets shall be distributed to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees upon liquidation except as set forth in (a) above.

(4)	Repurchase and cancellation

UFJ Bank may at any time repurchase and cancel the Class E Preferred Shares Series 1, separately or at the same time as it repurchases or cancels one or more other classes of shares issued by UFJ Bank.

(5)	General voting rights

The Class E Series 1 Preferred Shareholders shall have no voting rights at a meeting of shareholders, except as otherwise provided by law; provided, however, that the Class E Series 1 Preferred Shareholders shall have voting rights at a meeting of shareholders held with respect to the fifth fiscal year (ending March 31, 2006) or any fiscal year thereafter if: (i) no proposal for declaration of the Class E Series 1 Preferred Dividends in the full amount is submitted to an annual meeting of shareholders, in which case voting rights may be exercised from the commencement of such meeting until the close of an annual meeting of shareholders at which a proposal for a declaration of the Class E Series 1 Preferred Dividends in the full amount is approved; or (ii) a proposal for a declaration of the Class E Series 1 Preferred Dividends is not approved at any such annual meeting, in which case voting rights may be exercised from the close of such annual meeting until the close of an annual meeting of shareholders at which a proposal for declaration of the Class E Series 1 Preferred Dividends in the full amount is approved.

(6)	Class voting rights

In order to approve any of the following matters with respect to UFJ Bank, a resolution of a separate meeting of the Class E Series 1 Preferred Shareholders is required to be passed, in addition to a resolution of a meeting of shareholders or the board of directors of UFJ Bank as required by law or its articles of incorporation:

(i) Any amendment of UFJ Bank’s articles of incorporation;

(ii) Any statutory merger, stock-for-stock exchange (kabushiki kokan), stock transfer (kabushiki iten), corporate split (kaisha bunkatsu), transfer of business (eigyo joto), or acquisition of business (eigyo yuzuriuke);

(iii) Any disposition or acquisition of property of five (5) percent or more of UFJ Bank’s net assets based on its latest audited balance sheet;

(iv) Any issuance of any shares of any class (except upon conversion of preferred shares), any stock acquisition rights (shinkabu yoyaku ken), or any bonds with stock acquisition rights (shinkabu yoyaku ken tsuki shasai);

(v) Any reduction of stated capital, capital surplus or legal reserve;

(vi) Any stock split or consolidation of shares;

(vii) Any appointment or removal of directors; or

(viii) Any appropriation of profit or loss.

(7)	Stock splits and consolidations of shares; pre-emptive rights

No stock split or consolidation of the Class E Preferred Shares Series 1 shall be made. No Class E Series 1 Preferred Shareholder has any right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights.

(8)	Right to convert into Class F Preferred Shares

(a) The Class E Series 1 Preferred Shareholders shall, on or after the day following the Payment Date, have the right to convert one Class E Preferred Share Series 1 into one Class F Preferred Share.

(b) For the purpose of payment of the first preferred dividends and interim preferred dividends on the Class F Preferred Shares issued upon conversion of the Class E Preferred Shares Series 1, an exercise of the conversion right made on or after April 1 through and including December 31 will be deemed to have been made on April 1, and an exercise of the conversion right made on or after January 1 of the following year through and including March 31 will be deemed to have been made on January 1.

(9)	Ranking

(a) The Class E Preferred Shares Series 1 rank pari passu with UFJ Bank’s other classes of preferred shares as to payment of preferred dividends and interim preferred dividends.

(b) The Class E Preferred Shares Series 1 and the Class F Preferred Shares are senior to UFJ Bank’s other classes of preferred shares as to distribution upon liquidation. The Class E Preferred Shares Series 1 and the Class F Preferred Shares rank pari passu as to distribution upon liquidation. Other classes of preferred shares of UFJ Bank rank pari passu as to distribution upon liquidation.

(10)	Terms of the Class F Preferred Shares

(a)	Issue price and amount to be credited to stated capital

(i) Issue price

200 yen per share

(ii) Amount to be credited to stated capital

100 yen per share

(b)	Preferred dividends

(i) In the event that UFJ Bank pays dividends, UFJ Bank shall, prior to any distribution to Common Shareholders or Common Share Pledgees, pay dividends in the amount of 14 yen per share (the “Class F Preferred Dividends”), less any amount of the Class F Interim Preferred Dividends (as defined in Item (c) below) if paid in the relevant fiscal year ending March 31, to holders of the Class F Preferred Shares (the “Class F Preferred Shareholders”) or registered pledgees who hold pledges on Class F Preferred Shares (the “Class F Preferred Share Pledgees”).

(ii) Non-cumulative

If the amount paid to the Class F Preferred Shareholders and the Class F Preferred Share Pledgees as dividends on the Class F Preferred Shares in any fiscal year is less than the amount of the Class F Preferred Dividends, the shortfall will not be added to the dividends paid in subsequent fiscal years.

(iii) No right of participation in further dividends

No dividends will be paid to the Class F Preferred Shareholders or the Class F Preferred Share Pledgees except the Class F Preferred Dividends.

(c)	Interim preferred dividends

In the event that UFJ Bank pays interim dividends, UFJ Bank shall, prior to any distribution to Common Shareholders and Common Share Pledgees, pay interim dividends in the amount equal to one-half of the Class F Preferred Dividends per share (the “Class F Interim Preferred Dividends”) to the Class F Preferred Shareholders or the Class F Preferred Share Pledgees.

(d)	Liquidation rights

(i) Liquidation rights

In the event the assets of UFJ Bank are distributed upon liquidation, the Class F Preferred Shareholders or the Class F Preferred Share Pledgees will be entitled to receive 200 yen per Class F Preferred Share (the “Class F Liquidation Preference Amount”), prior to any distribution to the Common Shareholders or Common Share Pledgees.

(ii) No right of participation in any further remaining assets

No assets shall be distributed to the Class F Preferred Shareholders upon liquidation except as set forth in (i) above.

(e)	Repurchase and cancellation

UFJ Bank may at any time repurchase and cancel the Class F Preferred Shares, separately or at the same time as it repurchases or cancels one or more other classes of shares issued by UFJ Bank.

(f)	General voting rights

The Class F Preferred Shareholders have the voting rights at a meeting of shareholders.

(g)	Class voting rights

In order to approve any of the following matters with respect to UFJ Bank, a resolution of a separate meeting of the Class F Preferred Shareholders is required to be passed, in addition to a resolution of a meeting of shareholders or the board of directors of UFJ Bank as required by law or its articles of incorporation:

(i) Any amendment of UFJ Bank’s articles of incorporation;

(ii) Any statutory merger, stock-for-stock exchange (kabushiki kokan), stock transfer (kabushiki iten), corporate split (kaisha bunkatsu), transfer of business (eigyo joto), or acquisition of business (eigyo yuzuriuke);

(iii) Any disposition or acquisition of property of five (5) percent or more of UFJ Bank’s net assets based on its latest audited balance sheet;

(iv) Any issuance of any shares of any class (except upon conversion of preferred shares), any stock acquisition rights (shinkabu yoyaku ken), or any bonds with stock acquisition rights (shinkabu yoyaku ken tsuki shasai);

(v) Any reduction of stated capital, capital surplus or legal reserve;

(vi) Any stock split or consolidation of shares;

(vii) Any appointment or removal of directors; or

(viii) Any appropriation of profit or loss.

(h)	Stock splits and consolidations of shares; pre-emptive rights

(i) In the event of a stock split or consolidation of shares, the Common Shares and the Class F Preferred Shares will be split at the same time and at the same ratio.

(ii) If UFJ Bank grants its shareholders any right to subscribe for new shares, stock acquisition rights or bonds with stock acquisition rights, the Common Shareholders will be granted the right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights, each relating to Common Shares, and at the same time and at the same ratio, the Class F Preferred Shareholders will be granted the right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights, each relating to Class F Preferred Shares.

(iii) In the event of a stock split, the amount of the Class F Preferred Dividends shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula:

Adjustment amount to be deducted	=	Class F Preferred Dividend before adjustment	X	Number of Class F Preferred Shares increased by stock split
Total number of Class F Preferred Shares after stock split

(iv) In the event of a consolidation of shares, the amount of the Class F Preferred Dividend shall be adjusted by adding the adjustment amount calculated in accordance with the following formula:

Adjustment amount to be added	=	Class F Preferred Dividend before adjustment	X	Number of Class F Preferred Shares decreased by consolidation
Total number of Class F Preferred Shares after consolidation

(v) In the event that any right to subscribe for new shares is granted to shareholders and new shares are issued upon exercise of such right, the amount of the Class F Preferred Dividend shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula. The issue price per Class F Preferred Share shown in the formula will be reasonably adjusted in the event of a stock split or consolidation of shares or any similar event with respect to the Class F Preferred Shares:

Adjustment amount to be deducted	=	Class F Preferred Dividend before adjustment	X	Number of Class F Preferred Shares newly issued	X	Issue price per Class F Preferred Share	—	Amount paid per Class F Preferred Share newly issued
Issue price per Class F Preferred Share
Total number of Class F Preferred Shares after issuance of new shares

(vi) In the event that any right to subscribe for stock acquisition rights or bonds with stock acquisition rights is granted to shareholders and stock acquisition rights or bonds with stock acquisition rights are issued upon the exercise of such right, the amount of the Class F Preferred Dividend shall be duly adjusted in the same manner as (v) above.

(vii) In the event of a stock split, the Class F Liquidation Preference Amount shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula:

Adjustment amount to be deducted	=	Class F Liquidation Preference Amount before adjustment	X	Number of Class F Preferred Shares increased by stock split
Total number of Class F Preferred Shares after stock split

(viii) In the event of a consolidation of shares, the Class F Liquidation Preference Amount shall be adjusted by adding the adjustment amount calculated in accordance with the following formula:

Adjustment amount to be added	=	Class F Liquidation Preference Amount before adjustment	X	Number of Class F Preferred Shares decreased by consolidation
Total number of Class F Preferred Shares after consolidation

(ix) In the event that any right to subscribe for new shares is granted to shareholders and new shares are issued upon exercise of such right, the Class F Liquidation Preference Amount shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula. The issue price per Class F Preferred Share shown in the formula will be reasonably adjusted in the event of a stock split or consolidation of shares or any similar event with respect to the Class F Preferred Shares:

Adjustment amount to be deducted	=	Class F Liquidation Preference Amount before adjustment	X	Number of Class F Preferred Shares newly issued	X	Issue price per Class F Preferred Share	—	Amount paid per Class F Preferred Share newly issued
Issue price per Class F Preferred Share
Total number of Class F Preferred Shares after issuance of new shares

(x) In the event that any right to subscribe for stock acquisition rights or bonds with stock acquisition rights is granted to shareholders and stock acquisition rights or bonds with stock acquisition rights are issued upon the exercise of such right, the Class F Liquidation Preference Amount shall be duly adjusted in the same manner as (ix) above.

(xi) In the calculation of the adjustment amounts to be deducted or added under (iii) through (x) above, division shall be performed last, the amounts shall be calculated to the third decimal place, and any fraction beyond the third decimal place shall be discarded.

(i)	Ranking

(i) The Class F Preferred Shares rank pari passu with UFJ Bank’s other classes of preferred shares as to payment of preferred dividends and interim preferred dividends.

(ii) The Class E Preferred Shares Series 1 and the Class F Preferred Shares are senior to UFJ Bank’s other classes of preferred shares as to distribution upon liquidation. The Class E Preferred Shares Series 1 and the Class F Preferred Shares rank pari passu as to distribution upon liquidation. Other classes of preferred shares of UFJ Bank rank pari passu as to distribution upon liquidation.

10. Amount of net proceeds and use of proceeds

(1)	Amount of net proceeds

Aggregate issue price:	700,000,000,000 yen

Approximate estimate of expenses:	3,710,000,000 yen

Amount of net proceeds:	696,290,000,000 yen

(2)	Use of proceeds

To be allocated to operating funds

11. Date of issuance

The day following the Payment Date referred to in Item 6 above

12. Name of stock exchange on which the new shares will be listed

Not applicable

13. Name of underwriter

Not applicable

14. Market in which public offering will be made

Not applicable

15. Restriction on transfer set forth in Article 1-7 of the Cabinet Order for Enforcement of the Securities and Exchange Law

Not applicable

16. Agreements between MTFG and UFJ Bank in connection with the holding of the new shares

MTFG, UFJ Bank and UFJ Holdings, Inc. (“UFJ Holdings”), the parent company of UFJ Bank, executed the Basic Agreement of Recapitalization dated September 10, 2004 (the “Basic Agreement”). The material terms and conditions of the Basic Agreement are as follows:

(1)	Restriction of exercise of conversion right

(a) MTFG may not exercise the conversion right set forth in Item 9(8) above unless any of the following events occurs (the “Conversion Triggering Events”) (unless MTFG otherwise agrees):

(i) Any person other than MTFG or UFJ Holdings (except for such person or company as agreed upon by MTFG and UFJ Holdings in advance) becomes a shareholder of UFJ Bank;

(ii) Any statutory merger, stock-for-stock exchange (kabushiki kokan), stock transfer (kabushiki iten), corporate split (kaisha bunkatsu) or transfer of business (eigyo joto) between UFJ Holdings and any company other than MTFG is approved either by the board of directors or at a general meeting of shareholders of UFJ Holdings;

(iii) Any issuance of any new shares of any class, stock acquisition rights (shinkabu yoyaku ken) or bonds with stock acquisition rights (shinkabu yoyaku ken tsuki shasai) by UFJ Holdings is approved by the board of directors of UFJ Holdings;

(iv) (A) Any person or company comes to own more than one-third (as calculated in accordance with Paragraph 4 of Article 27-23 of the Securities and Exchange Law) of UFJ Holdings’ equity securities (as defined in Paragraph 1 of Article 27-23 of the Securities and Exchange Law), including shares, stock acquisition rights or bonds with stock acquisition rights (collectively, the “UFJH Equity Securities”); or (B) a tender offer for UFJH Equity Securities commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of UFJH Equity Securities has been tendered such that the offeror and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than twenty percent (20%) (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of the UFJH Equity Securities as a result of such tender offer; or

(v) The proposal for the statutory merger or any other integration between MTFG and UFJ Holdings is not approved at any meeting of the holders of any class of UFJ Holdings’ shares (except in the event that such proposal is not also approved at a general meeting of shareholders of UFJ Holdings).

(b) If any of the Conversion Triggering Events occurs, MTFG may exercise the Conversion Right set forth in Item 9(8) above for all (but not a part) of the Class E Preferred Shares Series 1 in accordance with the provisions of Article 222-5 of the Commercial Code upon notice to UFJ Bank of the occurrence of such Conversion Triggering Event with a reasonably detailed description thereof, in which event the conversion of all of the Class E Preferred Shares Series 1 to the Class F Preferred Shares shall take effect in accordance with the provisions of Article 222-6 of the Commercial Code.

(2)	Restriction on transfer of the shares of UFJ Bank

Neither MTFG nor UFJ Holdings may, without the prior consent of the other party, transfer, incur a lien on, or otherwise dispose of any shares of UFJ Bank held by such party, to or in favor of any third party including subsidiaries of such party.

(3)	MTFG’s put option and UFJ Holdings’ call option

(a) If any of the following events occurs, MTFG shall have the right to sell all of the Class E Preferred Shares Series 1 or Class F Preferred Shares then held by MTFG (the “MTFG Shares”) to UFJ Holdings or any third party designated by UFJ Holdings at such respective price as set forth below:

(i) In the event that UFJ Holdings has breached any of the representations and warranties (except for those relating to certain Criminal Charges set forth in the Basic Agreement), covenants or any other obligations under the Basic Agreement in any material respect; at a price equal to 130 percent of the acquisition price of the MTFG Shares;

(ii) In the event that the event as set forth in (1)(a)(iv)(A) above has occurred; or a tender offer as set forth in (1)(a)(iv)(B) above commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of UFJH Equity Securities has been tendered such that the offeror and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than one-third (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of the UFJH Equity Securities; at a price equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends (as defined below);

(iii) In the event that the proposal for the statutory merger or any other integration of MTFG and UFJ Holdings is not approved at two consecutive meetings of the holders of any class of UFJ Holdings’ shares (except in the event that such proposal is also not approved at a general meeting of shareholders of UFJ Holdings); at a price equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends; and

(iv) In the event that the proposal submitted by the board of directors of UFJ Holdings in connection with the business integration between MTFG and UFJ Holdings (the “UFJ Holdings Proposal”) is not approved at the general meeting of shareholders of UFJ Holdings to be held with respect to the fiscal year ending March 2005, and either (A) the UFJ Holdings Proposal is not approved at a general meeting of shareholders of UFJ Holdings to be held on or after October 1, 2005, or (B) the proposal submitted by any person other than the board of directors of UFJ Holdings in connection with a business integration between UFJ Holdings and any company other than MTFG is approved at a general meeting of shareholders of UFJ Holdings to be held on or after October 1, 2005 and meetings of holders of any class or classes of shares of UFJ Holdings whose approval is required under the Commercial Code; at a price equal to 130 percent of the acquisition price of the MTFG Shares.

(b) In the event set forth in (a)(iv) above, UFJ Holdings shall have the right to purchase, or to cause the company designated by UFJ Holdings to purchase, all of the MTFG Shares from MTFG at a price equal to 130 percent of the acquisition price of the MTFG Shares.

(c) For the purpose of this Section, the “Accumulated Outstanding Amount of Preferred Dividends” means (i) in connection with the fiscal year to which the Payment Date belongs and any subsequent fiscal year, the aggregate amount of the balance by which the dividends actually paid on the MTFG Shares fall short of the preferred dividends payable on such MTFG Shares in each relevant fiscal year, plus (ii) the preferred dividends payable on the MTFG Shares in the fiscal year in which the sale or purchase of the MTFG Shares provided in this (3) takes place, as calculated on the basis of a 365-day year for the actual number of days elapsed from and including the first day of the relevant fiscal year to and including the day of the sale or purchase of the MTFG Shares.

17. Other matters

The total number of shares issued by UFJ Bank and the amount of stated capital

The total number of shares issued

Common Shares:	4,528,782,732
Preferred Shares Series 1:	13,542,000
Class A Preferred Shares Series 1:	200,000,000
Class C Preferred Shares Series 1:	16,989,000
Class D Preferred Shares Series 1:	150,000,000
Class D Preferred Shares Series 2:	150,000,000
Amount of stated capital:	843,582,791,310 yen

II. DESCRIPTION OF SUBSCRIBER

Name of subscriber			Mitsubishi Tokyo Financial Group, Inc.
Number of shares to be subscribed			3,500,000,000 shares
Issue price			700,000,000,000 yen
Information on subscriber	Address		4-1 Marunouchi, 2-chome, Chiyoda-ku, Tokyo
	Name of representative		Nobuo Kuroyanagi, President and CEO
	Amount of stated capital*		1,258,052 million yen
	Business		Bank holding company / securities holding company
	Large shareholders*		Japan Trustee Service Bank, Ltd. (Trust Account)	6.32%
			Master Trust Bank of Japan, Ltd. (Trust Account)	4.78%
			State Street Bank and Trust Company	3.31%
			Hero & Co.	2.75%
			Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Retirement Payment Account)	2.70%
			The Tokio Marine & Fire Insurance Co., Ltd.	2.26%

	Capital	The number of shares of MTFG held by us*	None

Relationship with subscriber		The number of our shares held by MTFG*	None

	Business	Trade	None

		Other	None

		Personnel	None
Information on holding of shares			None

*As of March 31, 2004